FORM 3

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public

Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

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(Print or Type Responses)

1. Name and Address of Reporting Person* Basinger Pamela S.			2. Date of Event Requiring Statement for (Month/Day/Year) 12/31/2002 (1)	4. Issuer Name and Ticker or Trading Symbol csbb.ob CSB Bancorp, Inc.
(Last) (First) (Middle) 7575 Haas Road			3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	5. Relationship of Reporting Person(s) to Issuer (Check all applicable) Director 10% Owner X Officer (give Other (specify title below) below)	6. If Amendment, Date of Original (Month/Day/Year)
7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(Street)
Wooster, OH 44691				Treasurer
(City)	(State)	(Zip)	Table I - Non-Derivative Securities Beneficially Owned

1. Title of Security (Instr. 4)			2. Amount of Securities Beneficially Owned (Instr. 4)	3. Ownership Form: Direct (D) of Indirect (I) (Instr. 5)	4. Nature of Indirect Beneficial Ownership (Instr. 5)
Common Stock			2.0000	D

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

Table II - Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 4)	2. Date Exercisable and Expiration Date (Month/Day/Year)		3. Title and Amount of Securities Underlying Derivative Security (Instr. 4)		4. Conversion or Exercise Price of Derivative Security	5. Ownership Form of Derivative Securities: Direct (D) or Indirect (I) (Instr. 5)	6. Nature of Indirect Beneficial Ownership (Instr. 5)
	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Employee Stock Option (Right to Buy)	(2)	12/31/12	Common Stock	500	$16.05	D

Explanation of Responses: (1) Reporting Person was previously appointed an officer and in conducting a year-end review, it was determined she had not previously filed a Form 3.

(2) The option is fully vested as follows:

Years after the Grant Date

Vested Percentage

Years after the Grant Date

Vested Percentage

Less than 1

0%

At Least 4 but less than 5

80%

At Least 1 but less than 2

20%

At Least 5 but no more than 10

100%

At Least 2 but less than 3

40%

At Least 3 but less than 4

60%

*If the form is filed by more than one reporting person, see Instruction 5(b)(v).

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

/s/ Pamela S. Basinger

1/3/03

See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

**Signature of Reporting Person

Date

Pamela S. Basinger

Note: File three copies of this Form, one of which must be manually signed.  If space is insufficient,

See Instruction 6 for procedure.